APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

PC Coffee Bar LLC
Balance Sheet - unaudited
For the period ended December 31st, 2020

	Current Period	Prior Period
	December 31st, 2020	December 31st, 2019
ASSETS		
Current Assets:		
Cash	$ (1,786.00)	$ (1,474.00)
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	(1,786.00)	(1,474.00)
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	28,035.00
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	2,670.00	(18,629.00)
Total Fixed Assets	2,670.00	9,406.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	**$ 884.00**	**$ 7,932.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ 34,525.00
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	42,145.00	7,764.00

Current Portion of Long-Term Debt	-	-
Total Current Liabilities	42,145.00	42,289.00
Long-Term Liabilities:		
Notes Payable	(42,518.00)	(27,267.00)
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	(42,518.00)	(27,267.00)
EQUITY		
Capital Stock/Partner's Equity	1,257.00	(7,090.00)
Opening Retained Earnings	-	-
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	-	-
Total Equity	1,257.00	(7,090.00)
TOTAL LIABILITIES & EQUITY	**$ 884.00**	**$ 7,932.00**
Balance Sheet Check	-	-

PC Coffee Bar LLC
Income Statement - unaudited
For the periods ended December 31st, 2020

	Current Period Jan 1st, 2020 to Dec 31st,	Prior Period Jan 1st, 2019 to Dec 31st,
REVENUES		
Sales	$ -	$ 57,983.00
Other Revenue	9,823.00	-
TOTAL REVENUES	**9,823.00**	**57,983.00**
COST OF GOODS SOLD		
Cost of Sales	-	9,752.00
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	9,752.00
GROSS PROFIT (LOSS)	9,823.00	48,231.00
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	5,127.00
Computer and Internet	-	-
Depreciation	1,125.00	2,520.00
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	127.00	6,052.00
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	204.00
Salaries	-	29,199.00
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	1,252.00	43,102.00

OPERATING PROFIT (LOSS)	8,571.00	5,129.00
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	**$ 8,571.00**	**$ 5,129.00**

PC Coffee Bar LLC
Statement of Cash Flow - unaudited
For the period ended December 31st, 2020

	Current Period Jan 1st, 2020 to Dec 31st,	Prior Period Jan 1st, 2019 to Dec 31st,
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	8,571	5,129
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	1,125	2,520
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	(34,525)	32,351
Credit Cards Payable	34,381	5,393
Total Adjustments	981	40,264
Net Cash Flows From Operating Activities	9,552	45,393
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	28,035	-
Net Cash Flows From Investing Activities	28,035	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	(15,251)	(52,182)
Member's Withdrawals	(22,648)	(503)
Net Cash Flows From Financing Activities	(37,899)	(52,685)
NET INCREASE (DECREASE) IN CASH	(312)	(7,292)
CASH - BEGINNING	(1,474)	5,818
CASH - ENDING	(1,786)	(1,474)

PC Coffee Bar LLC
Balance Sheet - unaudited
For the period ended December 31st, 2020

	Current Period December 31st, 2020	Prior Period December 31st, 2019
ASSETS		
Current Assets:		
Cash	$ (1,786.00)	$ (1,474.00)
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	(1,786.00)	(1,474.00)
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	28,035.00
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	2,670.00	(18,629.00)
Total Fixed Assets	2,670.00	9,406.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	**$ 884.00**	**$ 7,932.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ 34,525.00
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	42,145.00	7,764.00

Current Portion of Long-Term Debt	-	-
Total Current Liabilities	42,145.00	42,289.00
Long-Term Liabilities:		
Notes Payable	(42,518.00)	(27,267.00)
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	(42,518.00)	(27,267.00)
EQUITY		
Capital Stock/Partner's Equity	1,257.00	(7,090.00)
Opening Retained Earnings	-	-
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	-	-
Total Equity	1,257.00	(7,090.00)
TOTAL LIABILITIES & EQUITY	**$ 884.00**	**$ 7,932.00**
Balance Sheet Check	-	-

PC Coffee Bar LLC
Income Statement - unaudited
For the periods ended December 31st, 2020

	Current Period Jan 1st, 2020 to Dec 31st,	Prior Period Jan 1st, 2019 to Dec 31st,
REVENUES		
Sales	$ -	$ 57,983.00
Other Revenue	9,823.00	-
TOTAL REVENUES	**9,823.00**	**57,983.00**
COST OF GOODS SOLD		
Cost of Sales	-	9,752.00
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	9,752.00
GROSS PROFIT (LOSS)	9,823.00	48,231.00
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	5,127.00
Computer and Internet	-	-
Depreciation	1,125.00	2,520.00
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	127.00	6,052.00
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	204.00
Salaries	-	29,199.00
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	1,252.00	43,102.00

OPERATING PROFIT (LOSS)	8,571.00	5,129.00
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	**$ 8,571.00**	**$ 5,129.00**

PC Coffee Bar LLC
Statement of Cash Flow - unaudited
For the period ended December 31st, 2020

	Current Period Jan 1st, 2020 to Dec 31st,	Prior Period Jan 1st, 2019 to Dec 31st,
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	8,571	5,129
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	1,125	2,520
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	(34,525)	32,351
Credit Cards Payable	34,381	5,393
Total Adjustments	981	40,264
Net Cash Flows From Operating Activities	9,552	45,393
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	28,035	-
Net Cash Flows From Investing Activities	28,035	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	(15,251)	(52,182)
Member's Withdrawals	(22,648)	(503)
Net Cash Flows From Financing Activities	(37,899)	(52,685)
NET INCREASE (DECREASE) IN CASH	(312)	(7,292)
CASH - BEGINNING	(1,474)	5,818
CASH - ENDING	(1,786)	(1,474)